UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-05571

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:             .

PART I

REGISTRANT INFORMATION

RadioShack Corporation

Full Name of Registrant

300 RadioShack Circle, Mail Stop CF3-203

Address of Principal Executive Office (Street and number)

Fort Worth, Texas 76102

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on February 5, 2015, RadioShack Corporation (the “Company”) and its direct and indirect domestic subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors are continuing in possession of their properties and are managing their businesses, as debtors in possession, in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Chapter 11 Cases are being jointly administered by the Bankruptcy Court under In re RADIOSHACK CORPORATION, et al. (Case No. 15-10197).

On April 1, 2015, the Company completed the previously announced sale (the “Sale”) of 1,743 Company-owned stores and inventory to General Wireless Inc. (“General Wireless”) and Sprint Solutions, Inc. (“Sprint”) pursuant to the Asset Purchase Agreement, dated February 5, 2015 (as amended, the “Asset Purchase Agreement”). The Sale was conducted under the provisions of Section 363 of the Bankruptcy Code and approved by the Bankruptcy Court on March 31, 2015 following the completion of an auction process in which General Wireless and Sprint were declared the winning bidders. Holders of the Company’s common stock have no interest in General Wireless or the stores and related assets acquired by General Wireless in the Sale.

On March 23, 2015, the Company and certain of its subsidiaries entered into a Purchase Agreement with Office Depot de México, S.A. de C.V. (“Office Depot Mexico”) for the sale (the “Mexico Sale”) of the Company’s Mexican subsidiaries and certain trademarks and domain names used in the operation of those businesses. Completion of the Mexico Sale is subject to customary closing conditions, including receipt of required regulatory approvals. Holders of the Company’s common stock have no interest in Office Depot Mexico and, following completion of the Mexico Sale, will have no interest in the Mexican subsidiaries and related assets sold in the Mexico Sale.

The Company is in the process of closing and/or liquidating all stores and other operations not included in the Sale or the Mexico Sale. The Company currently expects that all of its stores that have not been acquired by General Wireless in the Sale and that will not be acquired by Office Depot Mexico in the Mexico Sale will be closed by April 30, 2015. The Company expects that its remaining assets, which include the Company’s intellectual property, owned real estate and certain other assets, will be liquidated in the Chapter 11 Cases.

The Chapter 11 filings occurred at a time during which the Company’s year-end audit procedures would be conducted. As a result of the events described above and other events leading up to the Chapter 11 filings, the Company’s employee headcount has been reduced significantly in recent months. In addition to managing the day-to-day operation of the Company’s business, the Company’s remaining corporate employees have been tasked with administering the Chapter 11 Cases, including attending to issues related to the Sale, the Mexico Sale and the closing of the Company’s remaining stores. Accordingly, the Company is unable to perform the work that would be necessary to complete and file its Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “2015 Form 10-K”) within the prescribed time period without unreasonable effort and expense.

As a result of the sale or liquidation of the Company’s assets, the Company does not expect to file the 2015 Form 10-K. As a debtor-in-possession under the Bankruptcy Code, the Company files monthly operating reports with the Bankruptcy Court. The Company cautions that these reports include financial statements that are limited in scope, cover a limited time period, are prepared solely for the purpose of complying with requirements applicable in the Chapter 11 Cases and are in a format acceptable to the U.S. Trustee. Investors and potential investors should not to place undue reliance upon the information contained in the monthly operating reports, which are not prepared for the purpose of providing the basis for an investment decision relating to any of the securities of the Company.

This Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) contains forward-looking statements, as referenced in the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they include words like “anticipate” “believe,” “estimate,” “expect,” “intend,” “project,” “guidance,” “plan,” “outlook” and other words with similar meaning. The Company specifically disclaims any duty to update any of the information set forth in this Form 12b-25, including any forward-looking statements. These statements are based on management’s current expectations and assumptions, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated, both in connection with the Chapter 11 Cases and the Company’s business and financial prospects. The Company’s management believes its judgments about these possible future events are reasonable, but actual results may differ materially due to a variety of important factors including the effects of the bankruptcy filing on the Company and the interests of various creditors, equity holders and other constituents; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the cases in general; and risks associated with third-party motions in the Chapter 11 Cases, which may interfere with the Company’s ability to develop and consummate one or more plans of liquidation with respect to the Chapter 11 Cases. Additional information regarding these and other factors is included in the Company’s filings with the SEC.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert C. Donohoo	(817) 415-3011
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not intend to file its 2015 Form 10-K due to the impending liquidation of its remaining assets. The Company believes that, based on the information currently available to it, the Company’s operating results for the fiscal year ended January 31, 2015 were significantly different from those for the prior fiscal year due to developments that have occurred in the Company’s business over the past year, including those described in its Quarterly Report for the quarterly period ended November 1, 2014 and the events described in Part III of this Form 12b-25. The registrant is currently unable to provide a reasonable estimate of its results for the fiscal year ended January 31, 2015 for the reasons described in Part III of this Form 12b-25.

RadioShack Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 16, 2015	By:	/s/ Robert C. Donohoo
Robert C. Donohoo Vice President, General Counsel and Corporate Secretary